SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________

                               SWING-N-SLIDE CORP.
             (Exact name of registrant as specified in its charter)

         Delaware                     3949                 36-3808989
         (State of        (Primary Standard Industrial   (I.R.S. Employer
      incorporation)       Classification Code Number)    Identification
                                                                No.)
                               1212 Barberry Drive
                              Janesville, WI  53545
                                 (608) 755-4777
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Richard G. Mueller
                 Chairman, President and Chief Executive Officer

                               SWING-N-SLIDE CORP.
                               1212 Barberry Drive
                              Janesville, WI  54545
                                 (608) 755-4777
                            Facsimile (608) 755-4773
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Joseph P. Hildebrandt, Esq.
                                    Foley & Lardner
                                 150 East Gilman Street
                                Madison, Wisconsin 53703
                                     (608) 258-4232
                               Facsimile:  (608) 258-4258
                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
   Securities Act of 1933, check the following box.    [_]

        If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to
   Item 11(a)(1) of this Form, check the following box.    [X]
                          ____________________________

                                                   CALCULATION OF REGISTRATION FEE

                                                                Proposed             Proposed
           Title of Each Class of          Amount to be       Offering Price     Aggregate Offering        Amount of
        Securities to be Registered          Registered       Per Security             Price           Registration Fee

    10% Convertible Subordinated
    Debentures due October 15, 2004          $3,333,333            100%              $3,333,333            $1,149.43

    10% Convertible Subordinated
    Debentures due October 15, 2004(1)      $  973,389             100%               $973,389             $  335.65

    Common Stock, $.01 par value(2)             (3)                ---                  ---                   (3)

   (1) Represents the maximum amount of Debentures that may be issued as interest under the Indenture.
   (2)  Represents shares issuable upon conversion of the Debentures.
   (3) Such indeterminable number of shares of Common Stock as may be issuable upon conversion of the Debentures. No additional consideration will be received for the shares of Common Stock upon exercise of the conversion privilege and therefore no registration fee is required pursuant to Rule 457(i).

                             ______________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               SWING-N-SLIDE CORP.
                              Cross Reference Sheet
                   Shows Location in Prospectus of Information
                          Required by Items of Form S-2


         Registration Statement Item         Location in Prospectus

    1.   Forepart of the Registration     Outside Front Cover Page
         Statement and Outside Front
         Cover Page of Prospectus

    2.   Inside Front and Outside Back    Inside Front and Outside Back
         Cover Pages of Prospectus        Cover Pages of Prospectus;
                                          Available Information;
                                          Incorporation of Certain
                                          Documents by Reference

    3.   Summary Information, Risk        Prospectus Summary; Risk Factors;
         Factors and Ratio of Earnings    Selected Financial Information
         to Fixed Charges

    4.   Use of Proceeds                  Use of Proceeds

    5.   Determination of Offering Price  Background of the Offering

    6.   Dilution                         Risk Factors

    7.   Selling Security Holders         Not Applicable

    8.   Plan of Distribution             Outside Front Cover Page; Plan of
                                          Distribution

    9.   Description of Securities to be  Description of Debentures;
         Registered                       Description of Capital Stock

    10.  Interests of Named Experts and   Legal Matters; Experts
         Counsel

    11.  Information with Respect to the  Prospectus Summary; Incorporation
         Registrant                       of Certain Documents by
                                          Reference; Selected Financial
                                          Information; Background of the
                                          Offering

    12.  Incorporation of Certain         Incorporation of Certain
         Information by Reference         Documents by Reference


    13.  Disclosure of Commission         Not Applicable
         Position on Indemnification for
         Securities Act Liabilities



   PROSPECTUS                 [INSERT COMPANY LOGO]
   _______________, 1996


                                   $3,333,333
             (plus additional amounts paid in lieu of cash interest)

                              SWING-N-SLIDE CORP.

          10% Convertible Subordinated Debentures Due October 15, 2004

             The Debentures are convertible into Common Stock of Swing-N-Slide Corp. ("Swing-N-Slide") at any time prior to maturity at a conversion price of $4.70 per share, subject to adjustment under certain circumstances. Interest on the Debentures is payable semi-annually on October 15 and April 15, commencing on October 15, 1996. Until October 15, 1999, interest on the Debentures may, at the option of Swing-N-Slide, be paid in the form of additional Debentures in a principal amount equal to the interest. It is Swing-N-Slide's intent to exercise its option to pay interest in the form of additional Debentures. Swing-N-Slide's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "SWG." Swing-N-Slide has applied to list on AMEX the shares of Common Stock, registered hereunder, into which Debentures may be converted. On May 13, 1996, the last sale price of the Common Stock as reported on AMEX was 3 and 7/8 per share. While Swing-N-Slide does not presently intend to apply for the listing on AMEX or any other exchange of the Debentures, Swing-N-Slide will use its reasonable efforts to arrange for one or more firms to make a market in the Debentures, subject to an adequate amount of the Debentures being purchased by stockholders to permit the development of an adequate market. There can be no assurance, however, that such a market will develop. See "Risk Factors--Market for Debentures."

             The Debentures are redeemable at any time, in whole or in part, at the option of Swing-N-Slide, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. Upon the occurrence of any Contingent Event (defined to include certain changes of control of Swing-N-Slide, see "Description of Debentures"), each holder of a Debenture may, subject to certain conditions, require Swing-N-Slide to repurchase, in whole or in part, such Debentures at a price equal to the principal amount of such Debentures plus accrued and unpaid interest. See "Description of Debentures."

             The Debentures are unsecured general obligations of Swing-N-Slide, subordinated in right of payment to all existing and future Senior Indebtedness (as defined). See "Description of Debentures-- Subordination." The Indenture does not restrict the incurrence of additional indebtedness, including Senior Indebtedness, by Swing-N-Slide or its subsidiaries. As of March 31, 1996, the Senior Indebtedness consisted primarily of Swing-N-Slide's guaranty of approximately $44,191,000 borrowed by Newco, Inc., its wholly-owned subsidiary.

             See "Risk Factors" on page 9 for a discussion of certain matters that should be considered by prospective purchasers of the Debentures.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              Price      Estimated     Proceeds
                               to        Expenses         to
                             Public         (1)      Swing-N-Slide

    Per Debenture........     100%          2%            98%

    Total................  $3,333,333     $77,000     $3,256,333


   (1) Expenses payable by Swing-N-Slide include registration, trustee's, printing, postage, legal and accounting fees and miscellaneous expenses. The Debentures are being offered and sold directly by Swing-N-Slide, and no commissions or other remuneration will be paid to any person for soliciting purchases of the Debentures.







                 This Prospectus is dated _______________, 1996.



                              AVAILABLE INFORMATION

             Swing-N-Slide is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Swing-N-Slide can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601-2511, and 13th Floor, 7 World Trade Center, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates.

             Swing-N-Slide's Common Stock is listed on the AMEX, and reports, proxy statements and other information concerning Swing-N-Slide can be inspected at the AMEX, 86 Trinity Place, New York, New York 10006.

             Swing-N-Slide has filed with the Commission a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Swing-N-Slide and such securities, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The following documents of Swing-N-Slide that have been filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (a) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Form 10-Q"); (b) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Annual Report"); and (c) Current Report on Form 8-K filed March 1, 1996 (the "Form 8-K").

             All documents filed by Swing-N-Slide pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             Swing-N-Slide will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Joseph P. Hildebrandt, Esq. or Wayne O. Hanewicz, Esq., Foley & Lardner, P.O. Box 1497, 150 East Gilman Street, Madison, Wisconsin 53701-1497, phone number (608) 258-4246.


                               PROSPECTUS SUMMARY


             The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus. As used in this Prospectus, "Swing-N-Slide" refers to Swing-N-Slide Corp., "Newco" refers to Swing-N-Slide's wholly-owned subsidiary, Newco, Inc., and the "Company" refers to Swing-N-Slide and Newco together.

                                   THE COMPANY

             The Company is the leading designer, manufacturer and marketer of do-it-yourself, wooden home playground equipment. Its core product group--kits for wooden swing sets and climbing units, plastic slides and related accessories--is sold nationwide through over 8,000 home center, building supply and hardware stores and in Mexico, South America and Europe. The Company also offers the Tuff Kids line of commercial playground systems targeted at churches, daycare centers, park districts, campgrounds and housing developments. See "Part 1, Item 1 - Business" in the Annual Report on Form 10-K that is incorporated by reference for a more detailed description of the Company and its business.

                                  THE OFFERING

   Securities Offered  $3,333,333 principal amount of 10% Convertible
                       Subordinated Debentures due October 15, 2004, plus additional Debentures issuable as interest (the "Debentures").

   Interest Payment
    Dates              October 15 and April 15, commencing October 15, 1996.

   Form of Interest
    Payments Interest will be paid in cash, except that until October 15, 1999, Swing-N-Slide may, at its option, pay interest in additional Debentures in a principal amount equal to the interest. It is Swing-N-Slide's intent to exercise this option to pay additional interest in the form of Debentures.

   Maturity            October 15, 2004.

   Conversion          The Debentures are convertible into Swing-N-Slide's
                       Common Stock, $.01 par value per share (the "Common
                       Stock"), prior to maturity or redemption at a conversion price of $4.70 per share subject to adjustment under certain conditions.

   Optional Redemption
    by Swing-N-Slide   The Debentures are redeemable at any time and from
                       time to time at the option of Swing-N-Slide, in whole or in part, at the principal amount thereof, plus accrued and unpaid interest, but without premium, upon not less than 45 nor more than 60 days, notice by mail.

   Redemption  Upon
    Occurrence of
    Contingent Event   Upon the occurrence of a Contingent Event, as defined,
                       each holder of Debentures may, at his option, subject to certain conditions and restrictions, require Swing-
                       N-Slide to repurchase all or a portion of such Debentures at the principal amount thereof, plus accrued and unpaid interest, but without premium.

   Subordination       The Debentures are subordinated to existing and future
                       Senior Indebtedness, as defined, currently consisting of the guaranty by Swing-N-Slide of the indebtedness of Newco. The Debentures are general, unsecured obligations of Swing-N-Slide.

   Use of Proceeds     The net proceeds will be used to reduce Newco's bank
                       debt.


                                      SELECTED FINANCIAL DATA
                             (in thousands, except per share amounts)
                                       Predecessor (1)                                   Company

                               Year Ended                   Year Ended                  Year Ended        Year Ended
                              December 31,              December 31, 1992              December 31,      December 31,
                                  1991             To Jan. 31,     From Feb. 1,            1993              1994

    Statement of
     operations data:

    Net Sales................      $33,337             $ 3,951          $42,345             $51,074           $51,816

    Gross profit.............       17,014               2,229           22,058              26,769            25,500

    Operating income.........       10,402               1,405           11,038              13,786             7,909

    Income (loss) before
     income taxes and
     extraordinary item......        9,745               1,391            3,942              12,569             7,378

    Extraordinary item
     (net of tax benefit)....            -                   -             (922)                  -                 -

    Net income (loss)........        9,745               1,391            1,274               7,962             4,591

    Pro forma income taxes
     (2).....................        3,815                 545                -                   -                 -

    Pro forma net income
     (2).....................        5,930                 846                -                   -                 -

    Per common share:

    Income (loss) before
     extraordinary item......                                           $  0.28             $  0.83           $  0.48

    Extraordinary item.......                                             (0.12)                  -                 -

    Net income (loss)                                                      0.16                0.83              0.48
    Ratio of earnings to
     fixed charges (3)               36.83              100.36             1.54               11.40             14.54

    Pro forma ratio of
     earnings to fixed
     charges (3)                         -                   -                -                   -                 -

    Balance sheet data (at
     period end):

    Working capital
     (deficit)...............      $ 1,309              $ (277)         $ 2,332            $ (4,783)          $ 2,178

    Total assets.............        7,093              46,548           46,679              44,330            47,610

    Total debt (4)...........        1,804              45,745           19,720               9,909             7,588

    Total stockholders'
     equity (deficit) (5)....        2,706              (3,627)          22,872              30,834            35,425

                                                         Three Months
                                          Year Ended         Ended       Three Months
                                         December 31,      March 31,        Ended
                                             1995            1995       March 31, 1996

    Statement of operations data:

    Net Sales................                 $45,077       $13,863         $ 9,602

    Gross profit.............                  21,902         6,604           5,019

    Operating income.........                  11,131         3,207           2,209

    Income (loss) before
     income taxes and
     extraordinary item......                   6,727         2,008          (1,414)

    Extraordinary item (net of
     tax benefit)............                     -             -               -

    Net income (loss)........                   4,127         1,233          (1,151)

    Pro forma income taxes
     (2).....................                      -             -               -

    Pro forma net income
     (2).....................                      -             -               -

    Per common share:

    Income (loss) before
     extraordinary item......                 $  0.67       $  0.18         $ (0.19)

    Extraordinary item.......                       -             -               -

    Net income (loss)........                    0.67          0.18           (0.19)

    Ratio of earnings to fixed
     charges (3)                                 2.46          2.64              (3)

    Pro forma ratio of earnings
     to fixed charges (3)                        2.43             -              (3)

    Balance sheet data (at period
     end):

    Working capital
     (deficit)...............                  $  (81)      $ 1,964          $  629

    Total assets.............                  44,585        59,046          55,144

    Total debt (4)...........                  41,738        54,928          48,528

    Total stockholders' equity
      (deficit) (5)..........                    (796)       (3,650)         (1,932)

   (1)  Swing-N-Slide was formed in January 1992 and acquired substantially all of the assets and business of the "Predecessor
        Company" on January 31, 1992.

   (2)  The Predecessor Company elected to be treated as an S Corporation for income tax purposes and accordingly did not pay federal or state income taxes.  The pro forma information has been computed as if the Predecessor Company were subject to federal and state income taxes for such periods, based on the tax laws in effect during the respective periods.

   (3)  Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary item plus fixed charges.  Fixed charges consist of interest expense and amortization of deferred financing costs.  In the three months ended March 31, 1996 and the pro forma three months ended March 31, 1996, the Company's earnings were insufficient to cover fixed charges by $1,414,000 and $1,432,000, respectively.  The pro forma ratio of earnings to fixed charges reflects the offering of the Debentures and the Company's use of the net proceeds as if they had occurred on January 1, 1995.  See "Use of Proceeds."

   (4)  Includes seasonal revolving loan and current and long-term portions of debt and capital leases.

   (5)  Net of historical stockholder distributions for the Predecessor Company.



                                  RISK FACTORS

             In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Debentures offered by this Prospectus.

   Decreasing Sales

             Sales declined during the last fiscal year from $51.8 million in 1994 to $45.1 million in 1995. Sales in the first quarter of 1996 declined from $13.9 million for the three months ended March 31, 1995 to $9.6 million for the three months ended March 31, 1996. Among the factors which contributed to this decline in sales was increased competition for retailers in the backyard playground equipment industry, resulting in a net loss to the Company of approximately 300 outlets during 1995. Some of these outlet losses resulted purely from a product offering standpoint, as home center chains sought to differentiate themselves from rival chains by stocking a competing product. The Company's market share leadership made it more vulnerable to this type of strategy. In addition, the slide market remained highly competitive with no short-term improvement in pricing expected for the more commodity-type models. The home center industry also experienced a tough year in 1995 and continues to focus on reducing retail inventories of all products, including backyard playground equipment. Each year customer programs are negotiated for the upcoming selling season. Poor weather in early 1996 also contributed to decreased sales in the recently completed first quarter. The Company expects the market for home playground equipment to remain highly competitive.

   Competition

             The market for home playground equipment is highly competitive, and the Company faces competition from manufacturers of metal swingsets and pre-cut and custom built wood kits. Hedstrom Corporation is a major manufacturer and marketer of metal gym sets, plastic and metal slides and accessories. Hedstrom Corporation also manufactures and sells a competing line of wooden swingset and climbing unit kits. Several other manufacturers also market kit products which are similar to the Company's kits. The Company competes on the basis of design, a complete merchandising program, quality, timeliness of delivery, service, price, packaging and brand name recognition. The Company believes that its design capabilities, complete merchandising program and reputation for delivery enable it to compete effectively. The Company's reputation as a pioneer in the market has also been an important element of its successful operations. Although there are no significant technological or manufacturing barriers to entering into the home playground equipment business, factors such as brand recognition, the Company's established relationship with its home center and building supply retailers and quality assurance may discourage new competitors from entering the business. There can be no assurance, however, that the Company will be able to maintain all of its competitive advantages and other companies in the industry may succeed in acquiring market share at the expense of the Company.

   Reliance on Certain Customers

             One customer, Lowe's, accounted for 16% of the Company's sales in 1995. Sales to another customer, Menard's, were 11% of net sales in 1995. The Company's top five customers accounted for 43% of total sales in 1995. The loss of significant customers, such as Lowe's or Menard's, or a significant decline in the amount of business from such customers, could have a material adverse effect on the Company.

   Seasonality

             The Company's sales pattern is highly seasonal, and the bulk of the Company's sales take place during the spring and early summer months, the peak selling season. During fiscal years 1993, 1994 and 1995, approximately 79%, 80% and 74%, respectively, of the Company's net sales occurred between January 1 and June 30. Unseasonably cool or rainy weather during the spring and early summer months adversely affects the Company's ability to make sales during this peak selling season. Sales that are not completed during this season are generally not recovered later in the year. During the first quarter of 1996, the Company's sales suffered significantly, partially as the result of poor weather.

   Reliance on Expansion Beyond Core Product Group

             The Company is pursuing an aggressive growth strategy, the success of which will depend in part upon its ability to successfully expand beyond its core product group of do-it-yourself wooden swingset and climbing unit kits for the backyard. The Company has embarked upon a strategy to become one of the largest manufacturers and marketers of large scale play equipment for all environments, including (1) commercial products of indoor and outdoor use in several venues, (2) consumer playground equipment that includes pre-cut wood and other materials,
   (3) new product categories that can be marketed through existing retailers, and (4) expanding international markets. The Company may incur significant costs in connection with these initiatives. There can be no assurance that the Company will achieve its planned expansion goals, manage its growth effectively, or continue to operate its core business profitably. The failure of the Company to achieve its expansion goals on a timely basis, manage its growth effectively or continue to operate its core business profitably would have a material adverse effect on the Company's business, financial condition and results of operation.

   Price Volatility of Lumber

             Since assembly of the Company's kits requires lumber, retail prices of the complete kit package with lumber vary with the price of lumber. Lumber prices have shown volatility over the past few years. A substantial increase in lumber prices could cause the Company's products to have less market acceptance or result in significant price erosion which will have a material adverse effect on the Company's profitability. In addition, because almost all of the Company's sales are made to retailers which appeal to do-it-yourself consumers, changes in economic activity which impact retailers may also have an impact on the Company's sales.

   Backlog

             The Company does not generally have a meaningful backlog of orders, and the Company's backlog as of any given date is not a meaningful measure because, even during peak periods, orders will generally be filled three business days from receipt of the order.

   Dependence Upon Key Personnel

             The Company is highly dependent upon the efforts and abilities of Richard G. Mueller, Chairman, President and Chief Executive Officer, and is also dependent on the other members of the Company's senior management team. The loss of the services of Mr. Mueller, or all or part of the Company's senior management team, could, if a competent replacement for such individuals were not located, have a material adverse effect on the Company's business, financial condition or results of operations.

   Declining Stock Price

             Swing-N-Slide's stock has been traded on the AMEX since August 10, 1995, under the symbol "SWG." From July 6, 1995 to August 9, 1995, the stock was traded on the over-the-counter market and prior to July 6, 1995, the stock was traded on the NASDAQ National Market System. Set forth below for the calendar quarters indicated are the high and low closing prices:


                      1994   1994     1995   1995    1996    1996
                      high   low      high   low     high    low

    First Quarter      13    9 1/2   8 7/8   3 3/4   5 9/16  3 1/2
    Second Quarter     11    9 1/2   5 1/4   3 1/4    N/A     N/A
    Third Quarter    10 1/4  8 1/4  4 13/16  3 5/8    N/A     N/A
    Fourth Quarter    9 1/2  7 3/4  4 15/16  3 1/2    N/A     N/A

   The per share price of Swing-N-Slide's stock has consistently declined for the past nine quarters and there can be no assurance that this trend will be reversed soon or at any time in the foreseeable future.

   Controlling Interest in the Company and the Indenture

             GreenGrass Holdings, a Delaware general partnership ("GreenGrass"), which is owned in part by members of the Company's management, owns approximately 60% (approximately 66% if GreenGrass converted all $5,000,000 of its First Series Debentures (as defined below, see "Background of Offering") into Common Stock) of the outstanding Common Stock of Swing-N-Slide and is able to elect a majority of Swing-N-Slide's Board of Directors. As a result, GreenGrass is able to control substantially all decisions made by the Company, with certain exceptions established by the Transaction Agreement (as defined below). If GreenGrass exchanged its $5,000,000 in First Series Debentures for Debentures issued under the Indenture, it would also own a minimum of 60% of such Debentures upon the conclusion of this Offering, and could own an even greater percentage. See "Background of Offering." Consequently, GreenGrass would be able to effectively control many of the decisions to be made by holders of Debentures under the Indenture. See "Description of Debentures-- Amendments and Supplements."

   Holding Company Structure; Subordination

             The Debentures are a direct obligation of Swing-N-Slide, which derives substantially all of its revenues from the operations of its wholly-owned subsidiary, Newco. The ability of Swing-N-Slide to make interest payments on or redeem the Debentures and to pay dividends, if any, on the Common Stock will be primarily dependent on receipt of dividends or other distributions from Newco. Payment of dividends from Newco to Swing-N-Slide and the payment of any interest on or repayment of any principal of any loans or advances made by Swing-N-Slide to Newco may be subject to statutory or contractual restrictions and are contingent upon the earnings of Newco. In particular, Newco is subject to a number of restrictions contained in that certain Credit Agreement, between Newco and certain lenders, dated as of January 19, 1995, as amended, restated, modified or supplemented ("Credit Agreement"). Under the Credit Agreement, mandatory prepayments are required based on excess cash flow (as defined), and proceeds from sales of equity, sales of assets, or issuance of debt (including this Offering). In addition, the Credit Agreement restricts the Company's ability to incur additional indebtedness, pay cash dividends, and sell assets and requires Newco to maintain certain financial ratios. These restrictions include limits on Newco's ability to pay dividends or make other cash payments to Swing-N-Slide. The Credit Agreement also restricts Swing-N-Slide's activities, and provides that Swing-N-Slide shall not engage in any operating business (other than through Newco) but shall solely own the capital stock of Newco. See "Use of Proceeds." Although Swing-N-Slide believes the permitted distributions and dividends from Newco would be sufficient to pay interest on the Debentures as well as to meet the Company's other obligations, there can be no assurance that they will be sufficient.

             The Debentures are subordinated in right of payment to current and future Senior Indebtedness, including currently the guaranty of Swing-N-Slide of the indebtedness of Newco under the Company's (and Newco's) credit agreements, including the Credit Agreement. By reason of such subordination, and in the event of an insolvency, liquidation or other reorganization of Swing-N-Slide, such indebtedness must be paid in full before the principal of, and interest on, Debentures may be paid. See "Description of Debentures." At March 31, 1996, the indebtedness of Newco under the Credit Agreement was approximately $44,191,000. In addition, because all of Swing-N-Slide's operations are conducted through Newco, claims of the creditors of Newco will have priority with respect to the assets and earnings of Newco over the claims of the creditors of Swing-N-Slide, including holders of the Debentures, even though such obligations may not otherwise constitute senior indebtedness (except to the extent Swing-N-Slide is itself recognized as a creditor of Newco or such other creditors have agreed to subordinate their claims to the payment of the Debentures).

             The Debentures are not secured by any of the assets of Swing-N-Slide or Newco. Certain obligations of Newco are secured by pledges of substantially all of its assets. In addition, Swing-N-Slide has pledged its stock in Newco as security for its guaranty of the Newco Indebtedness.

   Substantial Indebtedness

             Following the issuance of the Debentures, the Company will continue to have indebtedness that is substantial in relation to its Stockholders' Equity. See "Capitalization." The Credit Agreement and the Indenture impose significant operating and financial restrictions on the Company. See "Risk Factors--Holding Company Structure; Subordination." Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness to pay dividends. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financing or otherwise may restrict corporate activities. See "Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part II, Item 8 - Financial Statements and Supplementary Data" in the Annual Report and "Part I, Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 10-Q for further discussion and description of the Company's indebtedness.

             The Indenture permits the Company to incur additional Senior Indebtedness, and the Company expects to obtain additional indebtedness as so permitted.

             The Company's high degree of leverage could have important consequences to the holders of the Debentures, including the following:
   (1) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be impaired in the future; (2) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (3) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions; and (4) the Company's indebtedness could make it more vulnerable in the event of a downturn in general economic conditions or its business.

   Funding of Repurchase Obligations; Absence of a Sinking Fund

             There is no sinking fund with respect to the Debentures, and at maturity, the entire outstanding principal amount thereof will become due and payable by Swing-N-Slide. Also, upon the occurrence of certain events, Swing-N-Slide may be required to repurchase all or a portion of the outstanding Debentures. See "Description of Debentures." The sources of funds for any such payment at maturity or earlier repurchase will be Swing-N-Slide's available cash, the source of which is dividends and other payments by Newco to Swing-N-Slide, which payments are subject to a number of restrictions. There can be no assurance that sufficient funds will be available at the time of such event to pay such principal or to make any required repurchase or that Swing-N-Slide's ability to access such sources will not be prohibited or restricted by its or Newco's obligations under the Credit Agreement or its or Newco's obligations to other creditors.
   See "Description of Debentures," "Risk Factors--Holding Company Structure; Subordination" and "Risk Factors--Substantial Indebtedness."

   Stockholders' Suits

             Swing-N-Slide has been named as a defendant in the proceeding Robert Barbieri v. Swing-N-Slide Corp, Thomas R. Baer, Richard G. Mueller, Andrew W. Code, James M. Dodson, Peter M. Goetsch, Terrance S. Malone, Henry B. Pearsall and Brian P. Simmons (the "Civil Action"). The Complaint alleges that Swing-N-Slide's purchase of 3.6 million of outstanding shares of Common Stock, which was completed in January 1995, was the result of a deceptive and manipulative plan on the part of the individual defendants to enrich themselves. The plaintiffs were granted certification of the two classes of stockholders consisting of all stockholders other than the defendants at November 14, 1994 or at March 15, 1994. The relief sought includes the imposition of a constructive trust on all proceeds of the repurchase received by the defendants as well as various non-monetary forms of relief. In addition, a related derivative action, Sirota v. Swing-N-Slide Corp., was filed on November 17, 1995, raising claims similar to those in the Civil Action, but alleging damage to the Company, as a whole, as opposed to individual stockholders. The parties are currently conducting discovery, and Swing-N-Slide intends to vigorously defend both of the claims. Swing-N-Slide believes it has substantial defenses to all the claims, and that resolution of the claims should not have any material adverse effect on the financial condition or results of operation of the Company.

   Product Liability Claims

             Due to the nature of its business, the Company, at any particular time, is subject to a number of product liability claims for personal injuries allegedly related to its products. The Company has to date been successful in defending or settling such claims. Thus far, no such claims have resulted in any material payments on account of defending or settling such claims. The Company's products are designed to meet the applicable safety guidelines of the American Society for Testing and Materials ("ASTM Guidelines"). Several of the Company's products are new, however, and the claims experience with such products cannot be predicted. Because of the foregoing factors, there can be no assurance that the Company will not be subject to material liabilities on account of product liability claims in the future.

   Regulation

             The Company's products are designed and tested to meet the applicable ASTM Guidelines for home playground equipment. The Company employs PFS Corporation, an independent testing company located in Madison, Wisconsin, to conduct ongoing testing of its products to ensure that they comply with the ASTM Guidelines. These independent test results are documented by PFS Corporation and kept on file by the Company.

             The Company is also subject to the environmental laws and regulations of the United States and the State of Wisconsin as well as local ordinances. The Company has established procedures for maintaining environmental law compliance, including procedures for the disposal of limited quantities of hazardous waste, with the United States Environmental Protection Agency ("EPA") licensed haulers and recyclers. The Company also incurs ongoing costs monitoring compliance with environmental laws and in connection with disposal of waste materials. Environmental laws imposed by the EPA and state officials nationwide are becoming more stringent and may result in higher costs for the Company and its competitors. Costs for environmental compliance and waste disposal have not been material to the Company in the past.

             In general, the Company has not experienced difficulty complying with governmental regulations, and compliance has not had a material effect on the Company's business; however, there can be no assurance that these circumstances will not change in a materially adverse manner in the future.

   Intellectual Property Protection

             The Company uses numerous trademarks and tradenames in its business. While the Company believes that the products and services underlying such tradenames and trademarks are of great importance and that such trademarks and tradenames as a whole are of material importance to the Company's business in which they are used, none, besides Swing-N-Slide, individually is material to the Company's business.

   Market for the Debentures

             There is currently no public trading market for the Debentures. The Company does not intend to apply for a listing of the Debentures on the AMEX or any other exchange; however, the Company does intend to use its reasonable efforts to arrange for one or more firms to make a market in the Debentures, subject to an adequate amount of the Debentures being purchased by stockholders to permit the development of an adequate market.


               There can be no assurance that any market for the Debentures will develop in the future or that the holders of the Debentures will be able to sell their Debentures or that there will be an adequate price at which such holders may be able to sell their Debentures. If the market were to develop, the Debentures could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results, the market price of Swing-N-Slide Common Stock, and the market for similar convertible debentures. There can be no assurance as to the liquidity of any trading market for the Debentures or that an active public market for the Debentures will develop. Investors may be required to convert their Debentures into shares of Swing-N-Slide's Common Stock in order to dispose of their Debentures.

             The Common Stock of Swing-N-Slide is listed on the AMEX. The market price of the Common Stock has declined over the past two years, and there can be no assurance that the price will improve.

   No Dividends

             There have been no dividends paid to stockholders since the inception of Swing-N-Slide in January, 1992. The Credit Agreement restricts the ability of Newco, Swing-N-Slide's operating subsidiary, to pay dividends to Swing-N-Slide. See "Risk Factors--Holding Company Structure; Subordination."

   Possible Dilution of Ownership Interest

             The Debentures may be converted into shares of Common Stock at a rate of $4.70 for each share, subject to adjustment, and, to the extent a holder of a Debenture converts his or her Debentures to Common Stock, such holder will be entitled to vote on all matters presented to the stockholders. Accordingly, stockholders who do not elect to purchase their pro rata portion of the Debentures in full may realize a dilution in their voting rights in Swing-N-Slide and percentage interests in future net earnings, if any, of the Company. Although GreenGrass is not purchasing Debentures (see "Background of Offering") in this Offering, the $5,000,000 in First Series Debentures already issued to GreenGrass allows it to purchase up to an additional 1,041,667 shares of Common
   Stock at a conversion price of $4.80 a share. If GreenGrass exchanges its First Series Debentures for debentures issued under the Indenture, it would continue to have the right to convert its debentures into Common Stock at a conversion price of $4.80 per share. See "Background of Offering" and "Risk Factors--Controlling Interest in the Company and the Indenture."

   Shares Eligible for Future Sale

             The sale, or availability for sale, of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock into which the Debentures are convertible and could impair the Company's ability to raise additional capital through the sale of its securities. The Debentures offered hereby are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion price of $4.70 per share (GreenGrass's First Series Debentures have a conversion price of $4.80 per share), subject to adjustment under certain circumstances. As of May 15, 1996, there was an aggregate of 6,004,000 shares of Common Stock outstanding (excluding 3,600,000 shares of Common Stock in Treasury). Of such outstanding shares, approximately 3,597,985 shares of Common Stock are restricted under the Securities Act and are resalable pursuant to the limitations of Rule 144 under the Securities Act.

   Certain Anti-Takeover Measures

             GreenGrass's position as majority stockholder and debenture holder will, in most instances, allow it to effectively prevent changes of control of the Company without its consent. See "Risk Factors-- Controlling Interest in the Company and the Indenture."

              The Indenture's provisions with respect to the repurchase of Debentures upon the occurrence of a Contingent Event could also have the effect of delaying, deferring or preventing a change of control. See "Description of Debentures." In addition, the Company has entered into agreements with certain key members of management providing for the payment of certain severance benefits to such persons in the event of their termination following a change in control of the Company.

             Swing-N-Slide has elected not to be subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which provides certain conditions which must be fulfilled prior to "business combinations" with "interested stockholders" (as such terms are defined in Section 203). Swing-N-Slide's election not to be subject to Section 203 will not apply to any business combination between Swing-N-Slide and any person who became an interested stockholder prior to June 18, 1992. See "Description of Capital Stock."

                                 USE OF PROCEEDS

             The net proceeds to Swing-N-Slide from the sale of the Debentures offered hereby, after deducting estimated expenses payable by the Company in connection with this Offering, are estimated to be approximately $3,256,333. Under the Credit Agreement, the Company is obligated to pay the net proceeds to The First National Bank of Chicago for the account of certain lenders to Newco, as a designated prepayment under the term loan facility of the Credit Agreement. See "Note 3 - Bank Line of Credit, Long-Term Debt and Lease Commitments" to the Consolidated Financial Statements contained in the Annual Report on Form 10-K incorporated by reference for a description of the loan facilities under the Credit Agreement. At March 31, 1996, the principal amount due under the term loan facility of the Credit Agreement was $37,288,000, which amount does not reflect the proceeds from this Offering or the $700,000 in First Series Debentures.

                                 CAPITALIZATION

             The following table sets forth the historical capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the issuance and sale of the Debentures offered by Swing-N-Slide hereby.


                                                  March 31, 1996
                                             Actual         As Adjusted/1
                                                  (in thousands)

    Short-term debt:
     Revolving loan                         $6,940              $6,940
     Current portion of long-term
      debt                                   6,038               6,038
    Long-term obligations:
     Long-term debt, net of
        current portion                     31,250              27,294
     10% Convertible Debentures
        due 2004                             4,300/2             8,333/3

    Stockholders' equity (deficit):
     Preferred stock, $.01 par
      value -  5,000,000 shares
      authorized, no shares
      issued or outstanding                  -----               -----

    Common Stock, $.01 par
     value - 25,000,000 shares
     authorized, 9,604,000
     shares issued/4                            96                  96

    Class B Common Stock, $.01
     par value - 1,750,000
     shares authorized, no
     shares issued or
     outstanding                             -----               -----

    Additional paid-in capital              27,646              27,646

    Excess purchase price over
     predecessor basis                      (5,627)             (5,627)

    Retained earnings                       16,301              16,301

    Cost of 3,600,000 shares of
     common stock in treasury/5            (40,348)            (40,348)

       Total stockholders' equity
         (deficit)                          (1,932)             (1,932)

   1/   As adjusted for the proceeds from the issuance of $700,000 in First
   Series Debentures to GreenGrass on April 25, 1996 and the net proceeds from the issuance of $3,333,333 in Debentures pursuant to this Offer, as of March 31, 1996.

   2/   This amount represents $4,300,000 in First Series Debentures issued to GreenGrass on February 16, 1996.

   3/   This amount consists of (a) $5,000,000 in First Series Debentures, and (b) $3,333,333 in Debentures issued hereunder.

   4/   This amount includes 3,600,000 shares that are held by Swing-N-Slide as treasury shares. As of March 31, 1996, there were 6,004,000 shares of Common Stock issued and outstanding.

   5/   See Note 4 above.


                             BACKGROUND OF OFFERING

             On January 4, 1996, Swing-N-Slide and GreenGrass entered into a transaction agreement (the "Transaction Agreement") pursuant to which GreenGrass agreed to offer to purchase (the "Tender Offer") up to 3,510,000 shares of Swing-N-Slide's Common Stock (the "Shares"). Under the terms of the Transaction Agreement, GreenGrass also agreed to purchase for cash from Swing-N-Slide no later than 30 days (subject to certain exceptions) after the purchase of the Shares in the Tender Offer, certain securities of Swing-N-Slide convertible into Shares at a conversion price of $4.80 per Share (the "Securities") in an amount not less than $5,000,000 and not more than $7,380,000. GreenGrass elected to purchase $5,000,000 of Swing-N-Slide's 10% Convertible Subordinated Debentures to satisfy this requirement to purchase Securities (sometimes referred to herein as the "First Series Debentures"). Because of concerns about complying with certain AMEX rules, GreenGrass purchased the First Series Debentures in two transactions: the first, in the amount of $4,300,000 was completed on February 16, 1996; and the second, in the amount of $700,000 was completed on April 25, 1996.

             Under the Transaction Agreement, GreenGrass also agreed to use reasonable efforts to cause Swing-N-Slide to file, within 90 days after the date on which Shares were purchased in the Tender Offer, a registration statement with the Securities and Exchange Commission under the Securities Act, covering an offering by Swing-N-Slide of the Securities (the "Securities Offering") to stockholders of Swing-N-Slide other than GreenGrass (the "Other Stockholders"). Under the Securities Offering, each of the Other Stockholders would be given the right, on the basis of the number of Shares held by such Other Stockholder, to purchase his pro rata share of the amount available to the Other Stockholders as a group, for cash at the same price as GreenGrass paid for its Securities. The amount of Securities available to the Other Stockholders would be two-thirds of that purchased by GreenGrass. Because GreenGrass purchased $5,000,000 in First Series Debentures, the amount of the Debentures to be offered to the Other Stockholders is $3,333,333. This Offering constitutes the Securities Offering required by the Transaction Agreement.

             Because the Credit Agreement would have been violated by the issuance of the Securities to GreenGrass and to the Other Stockholders pursuant to this Offering, GreenGrass reached agreement with the Lender (as defined in the Credit Agreement) regarding, among other matters, modifications to the Credit Agreement that would permit issuance of the Securities. In consideration for its agreement effective February 14, 1996 to amend the Credit Agreement to permit the issuance of the Securities, the Lender received certain commitments from Swing-N-Slide, including the following, which are set forth in Consent No. 1, dated as of February 14, 1996, to Credit Agreement with Newco, Inc., dated as of January 19, 1995, between Newco and certain of its creditors ("Consent") (capitalized terms used below in (a) through (d) which are not otherwise defined have the meaning given them in the Credit Agreement):

             (a) The initial principal amount of the First Series Debentures shall be not less than $5,000,000, and the Debentures offered to the Other Stockholders shall be not less than $3,300,000; the stated maturity of the Securities shall be not earlier than eight years from the date of issuance of the initial series; the Securities shall have no interest payable in cash with respect thereto prior to the date that is three years from the date of issuance thereof; and the maximum rate of interest on the Securities shall be 10% per annum.

             (b) The proceeds of the initial $4,300,000 shall be applied as follows:

                  (i) Not more than $2,600,000 shall be available for payment of expenses in connection with the Tender Offer transaction; and

                  (ii) Within three (3) Business Days after Swing-N-Slide's
                       receipt of any Net Cash Proceeds from the issuance of the first series of Convertible Debentures, Swing-N-Slide shall pay the remainder of such Net Cash Proceeds (but not less than $1,700,000) as Designated Prepayment to be allocated and applied to the unpaid installments of the Term Loans in the inverse order of maturity.

             (c) Members of the Company's management were required to place $540,250 in escrow to be used toward the purchase of the $700,000 in First Series Debentures. Management placed this amount in escrow, and it was applied toward the purchase of the $700,000 in First Series Debentures, issued April 25, 1996. This brought the total amount of First Series Debentures issued to GreenGrass to $5,000,000.

             (d) No later than 90 days after the date on which shares of common stock of Swing-N-Slide are purchased in the Tender Offer, Swing-N-Slide shall file with the Securities and Exchange Commission a Registration Statement to register the offering and sale of the second series of Convertible Debentures to the Other Stockholders and Swing-N-Slide shall exercise its best efforts to cause such Registration Statement to become effective as soon as possible; and no later than three Business days' following Swing-N-Slide's issuance of the second series of the Convertible Debentures, the Net Cash Proceeds from such issuance shall be paid to the Agent for the account of the Lender as Designated Prepayment which shall be allocated and applied to the unpaid installments of the Term Loans in the inverse order of maturity.

             In addition, as part of a Stipulation and Order dated February 13, 1996 (the "Stipulation and Order"), in connection with the Civil Action (see "Risk Factors--Stockholders' Suits") Swing-N-Slide agreed to certain additional modifications to the Securities Offering, including:

             (a) Securities offered to the Other Stockholders shall be convertible into Common Stock of Swing-N-Slide at the rate of one share of common stock for each $4.70 principal amount of Debentures. Securities purchased by GreenGrass shall have a conversion rate of $4.80 per share.

             (b) Securities shall be offered to the Other Stockholders in one dollar increments in order to permit holders of odd lot amounts of Common Stock to participate on a pro rata basis in the offering of Securities to Other Stockholders.

             (c) The Securities Offering to the Other Stockholders shall occur no earlier than ninety (90) days after the Purchase Date (as defined in the Transaction Agreement) and the offering shall remain open for acceptance by Other Stockholders for not less than sixty (60) days.

             (d) In the event of prepayment for any reason of the Debentures, Other Stockholders shall have not less than thirty (30) days prior written notice during which they may elect to exercise conversion rights under the Debentures.

             (e) Swing-N-Slide shall use reasonable efforts to cause market makers in its common stock or other persons or entities to make a market in Debentures (it being agreed and understood that the ability of Swing-N-Slide to procure a market maker in the Debentures will depend, in part, on the amount of Debentures purchased by Other Stockholders and there is no commitment intended hereby with respect to the liquidity of the market for Debentures). There can be no assurance, however, that such a market will develop. See "Risk Factors--Market for Debentures."

             The Transaction Agreement was amended on February 12, 1996, to reflect, in part, the changes to the Securities Offering required by the Stipulation and Order. On February 16, 1996, GreenGrass purchased $4,300,000 of the First Series Debentures and, on April 25, 1996, after receiving confirmation from AMEX that stockholder approval would not be required for GreenGrass to purchase additional debentures, GreenGrass purchased an additional $700,000 of First Series Debentures.

             Under the Transaction Agreement, as amended, GreenGrass has the option to exchange, prior to the issuance of Debentures hereunder, its First Series Debentures for debentures issued under the Indenture. GreenGrass has indicated its intent to exercise this option. The terms of the debentures issued in exchange for the First Series Debentures would be identical to the terms of the Debentures offered to the Other Stockholders pursuant to this Offering, except that the conversion price to GreenGrass would be $4.80 per share. See "Description of Debentures." As a result of this exchange, GreenGrass would hold at least 60% of the principal amount of outstanding debentures issued under the Indenture (consisting of the debentures issued to GreenGrass in exchange for the First Series Debentures, and the Debentures issued to the Other Stockholders pursuant to this Offer) and, to a large extent, would be able to exercise effective control over the Trustee and decisions to be made by debenture holders (including the Other Stockholders) under the Indenture. See "Risk Factors--Controlling Interest in the Company and the Indenture."

                              PLAN OF DISTRIBUTION

   Subscription Period

             The Subscription Period commences on the date of this Prospectus and shall remain open for a period of sixty (60) days therefrom (the date on which the Subscription Period ends is referred to as the "Expiration Date"). Subscriptions for the Debentures, in the form of a Subscription Agreement, must be received by the Expiration Date by Richard E. Ruegger, Vice-President - Finance, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545. The Expiration Date may be extended by Swing-N-Slide from time to time in its sole discretion by issuing a press release to that effect no later than 10:00 a.m., Eastern Time, on the business day following the Expiration Date.

   Debenture Offering

             Swing-N-Slide is offering the Debentures only to its Other Stockholders of record on a pro rata basis among all Other Stockholders. GreenGrass will not be allowed to purchase Debentures in this Offering. GreenGrass may, however, exchange its First Series Debentures for debentures issued under the Indenture (except with a conversion price of $4.80). See "Background of Offering." Each Other Stockholder is entitled to purchase Debentures up to an amount equal to $3,333,333 times a fraction, the numerator of which is the number of shares of Common Stock owned of record by such Other Stockholder, and the denominator of which is the total number of shares of Common Stock owned of record by all Other Stockholders (such amount is referred to herein as the "Maximum Subscription Amount").

             Each Other Stockholder who wants to purchase Debentures must submit to Swing-N-Slide, by the Expiration Date, a Subscription Agreement indicating which portion, if any, of the Maximum Subscription Amount such Other Stockholder will purchase. Other Stockholders will be able to purchase Debentures only in an amount up to the Maximum Subscription Amount. Each Subscription Agreement shall be considered a non-revokable offer to purchase Debentures in an amount up to the Maximum Subscription Amount, as set forth in the Subscription Agreement. Once submitted to Swing-N-Slide, the Subscription Agreement and the offer to purchase set forth therein cannot be changed or revoked.

             If some of the Other Stockholders do not subscribe for the Maximum Subscription Amount, the remaining Debentures will not be reoffered to Other Stockholders and will not be issued.

             Certificates representing the Debentures purchased in this Offering will be delivered to the subscribing Other Stockholders as soon as practicable after the Expiration Date.

   Subscription Agreement

             Each Other Stockholder who wishes to purchase Debentures must submit to Richard E. Ruegger, Vice-President - Finance, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, at or prior to the Expiration Date, a properly completed and executed Subscription Agreement, together with payment in full of the purchase price ("Purchase Price") for that portion of the Maximum Subscription Amount to be purchased by such Other Stockholder. Payment may be made only (a) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to Swing-N-Slide Corp., or (b) by wire transfer of funds to the account maintained by Swing-N-Slide for the purpose of accepting subscriptions, or (c) a combination of the foregoing. The Purchase Price will be deemed to have been received by Swing-N-Slide only upon (i) clearance of any uncertified check, (ii) receipt by Swing-N-Slide of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order, or (iii) receipt of collected funds in Swing-N-Slide's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five (5) business days to clear. Accordingly, Other Stockholders who wish to pay the Purchase Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

             Beneficial owners of Common Stock held of record by a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for Common Stock personally who would prefer to have such institutions effect transactions related to this Offering on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them. Brokers, dealers, commercial banks, trust companies and others who exercise the right to purchase Debentures hereunder on behalf of beneficial owners of Common Stock will be required to certify to Swing-N-Slide the Maximum Subscription Amount subscribed for by each such beneficial owner. Copies of the Nominee Holder Certification form may be obtained from Joseph P. Hildebrandt, Esq. or Wayne O. Hanewicz, Esq., Foley & Lardner, P.O. Box 1497, 150 East Gilman Street, Madison, Wisconsin 53701-1497, phone number
   (608) 258-4246.

             If an Other Stockholder does not indicate in its Subscription Agreement the amount of the Maximum Subscription Amount, if any, which the Other Stockholder is willing to purchase, or does not forward full payment of the Purchase Price for the amount of Debentures the Other Stockholder indicates it is willing to purchase, then such Other Stockholder will be deemed to have offered to purchase an amount of Debentures equal to the amount (up to the Maximum Subscription Amount) of the Purchase Price received by Swing-N-Slide.

             Funds received in payment of the Purchase Price for Debentures will be held in a segregated account pending issuance of the Debentures.

             Persons who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to responding to this Offer. If a beneficial owner so instructs, the record holder of that beneficial owner's shares of Common Stock should complete the Subscription Agreement and submit it to Swing-N-Slide with proper payment. In addition, beneficial owners of Common Stock held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

             The Instructions accompanying the Subscription Agreement should be read carefully and followed in detail.

             THE SUBSCRIPTION AGREEMENT SHOULD BE SENT WITH PAYMENT TO RICHARD E. RUEGGER, VICE-PRESIDENT - FINANCE, SWING-N-SLIDE CORP., 1212 BARBERRY DRIVE, JANESVILLE, WISCONSIN 53545.

             THE METHOD OF DELIVERY OF THE SUBSCRIPTION AGREEMENT AND PAYMENT OF THE PURCHASE PRICE TO SWING-N-SLIDE ARE AT THE ELECTION AND RISK OF THE STOCKHOLDER. IF SENT BY MAIL, STOCKHOLDERS ARE URGED TO SEND THE SUBSCRIPTION AGREEMENT AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO SWING-N-SLIDE AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE (5) BUSINESS DAYS TO CLEAR, STOCKHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

             All issues concerning timeliness, validity, form and eligibility regarding this Offer will be resolved by Swing-N-Slide, whose determinations will be final and binding. Swing-N-Slide, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine. Subscription Agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Swing-N-Slide determines, in its sole discretion. Swing-N-Slide will not be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Agreements or incur any liability for failure to give such notification.

             Any questions or requests for assistance concerning the method of purchasing Debentures or requests for additional copies of this Prospectus or Subscription Agreements should be directed to Joseph P. Hildebrandt, Esq. or Wayne O. Hanewicz, Esq., Foley & Lardner, P.O. Box 1497, 150 East Gilman Street, Madison, Wisconsin 53701-1497, phone number
   (608) 258-4246.

   No Revocation; No Transfer of Rights

             ONCE AN OTHER STOCKHOLDER HAS SUBMITTED ITS SUBSCRIPTION AGREEMENT IT MAY NOT BE REVOKED OR CHANGED.

             This Offer is made only to Other Stockholders, and each Other Stockholder is entitled to purchase only his pro rata share of Debentures, as described above. An Other Stockholder may not transfer, in whole or in part, his right to purchase the Debentures offered hereby, to any other person, including another Other Stockholder.

   Procedures for DTC Participants

             It is anticipated that the purchase of Debentures under this Offering may be effected through the facilities of the Depository Trust Company ("DTC"). An Other Stockholder who wishes to effect a purchase hereunder through the DTC may do so by properly executing and delivering to Swing-N-Slide, at or prior to the Expiration Date, a DTC Participant Exercise Form, together with payment of the appropriate Purchase Price. Copies of the DTC Participant Exercise Form may be obtained from Joseph P. Hildebrandt, Esq. or Wayne O. Hanewicz, Esq., Foley & Lardner, P.O. Box 1497, 150 East Gilman Street, Madison, Wisconsin 53701-1497, phone number
   (608) 258-4246.

   State and Foreign Securities Law

             Swing-N-Slide will not offer, sell or issue Debentures in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require Swing-N-Slide to incur costs, obligations or time delays which Swing-N-Slide determines, in its sole discretion, are disproportionate to the net proceeds to be realized by Swing-N-Slide from such offers, sales or issuances. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Debentures. Consequently, Swing-N-Slide may reject subscriptions for Debentures by any Other Stockholder, unless it determines that it may lawfully accept such subscriptions, even if it could do so by qualifying the Debentures for sale or by taking other actions in such jurisdictions.

   Rights of Subscribers

             Other Stockholders will have no rights as Debenture holders until certificates representing the Debentures for which they have subscribed are issued to them. An Other Stockholder will not have the right to revoke its subscriptions after delivery of its Subscription Agreement to Swing-N-Slide.

                            DESCRIPTION OF DEBENTURES

             The Debentures will be issued pursuant to an Indenture (the "Indenture"), dated as of _____________, 1996, by and between Swing-N-Slide and Firstar Trust Company, as trustee (the "Trustee"). The
   Debentures are the second series of debentures issued by Swing-N-Slide. GreenGrass purchased $5,000,000 of First Series Debentures. See "Background of the Offering." GreenGrass has indicated its intent to exchange, effective as of the closing date of the issuance of Debentures, the First Series Debentures for debentures issued under the Indenture, with rights, privileges, terms and conditions identical to those of the Debentures, except that the conversion price to GreenGrass will be $4.80 per share. See "Risk Factors--Controlling Interest in the Company and the Indenture." If GreenGrass does not so exchange its First Series Debentures, it will not have rights under the Indenture and, instead, will have the rights contained in the $4,300,000 and $700,000 debentures issued by Swing-N-Slide to GreenGrass on February 16, 1996 and April 25, 1996, respectively. The terms and conditions of these debentures (copies of which are attached as exhibits) are substantially similar to those of the Indenture (except with a conversion price of $4.80 per share). For purposes of this section, "Debentures" shall refer both to the Debentures issued in this Offering and to the debentures issuable to GreenGrass in exchange for the First Series Debentures.

             The following summary of the Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all the provisions of the Debentures and the Indenture, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

   General

             The Debentures will be unsecured, subordinated, general obligations of Swing-N-Slide, limited in aggregate principal amount to $3,333,333, plus such additional amounts as may be necessary to pay interest on the Debentures in additional debentures (see below). The Debentures will be subordinated in right of payment to all Senior Indebtedness of Swing-N-Slide, as described under "Subordination" below. The Debentures will be issued only in fully registered form, without coupons, in denominations of $1 and integral multiples thereof.

             The Debentures will mature on October 15, 2004. The Debentures will bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on October 15 and April 15 of each year, commencing October 15, 1996, to the persons in whose names such Debentures are registered at the close of business on the Regular Record Date for such interest. Interest shall be calculated based on a year composed of 365 days.

             Until October 15, 1999, interest on the Debentures may, at the option of Swing-N-Slide (which option Swing-N-Slide intends to exercise), be paid in the form of additional Debentures, issued pursuant to the Indenture, in the principal amount of the interest so payable, dated the Interest Payment Date for such interest payment, with interest payable as provided in the Indenture with a Stated Maturity of principal and interest as provided in the Indenture and otherwise identical to the Debentures.

             Principal or premium, if any, and interest on the Debentures will be payable, the Debentures will be convertible and the Debentures may be presented for registration of transfer or exchange at the office or agency of Swing-N-Slide maintained for such purpose. At the option of Swing-N-Slide, payment of interest may be made by check (or Debentures, as described above) mailed to the holders of the Debentures (individually a "Holder" and collectively the "Holders") at the addresses set forth upon the registry books of Swing-N-Slide. No service charge will be made on any registration of transfer or exchange of the Debentures, but Swing-N-Slide may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by Swing-N-Slide, Swing-N-Slide's office or agency will be the corporate trust office of the Trustee presently located at 615 E. Michigan Street, Milwaukee, Wisconsin.

             The covenants and provisions contained in the Indenture and the Debentures would not necessarily afford the Holders protection in the event of a highly leveraged transaction involving Swing-N-Slide, including a leveraged transaction initiated or supported by Swing-N-Slide, the management of Swing-N-Slide or any affiliate of either party.

   Conversion Rights

             The Holder of any Debentures will have the right, at the Holder's option, at any time prior to maturity, to convert the principal amount thereof (or any portion of the principal thereof which is $1 or an integral multiple of $1) into fully paid and nonassessable (except as otherwise provided by law) shares of Common Stock of Swing-N-Slide at the $4.70 Conversion Price set forth on the cover page hereof (except in the case of Debentures issued to GreenGrass, if any, which shall be convertible at a price of $4.80 per share), subject to adjustment as described below. The right to convert a Debenture, or portion thereof, called for redemption will terminate on the close of business on the 5th Business Day prior to the Redemption Date for such Debentures, or portion thereof, unless Swing-N-Slide subsequently fails to pay the applicable Redemption Price.

             In the case of any Debenture which has been converted after any Regular Record Date and on or before the next succeeding Interest Payment Date (other than any Debenture whose Maturity is prior to such Interest Payment Date or any Debenture being converted which has been called for redemption during such period), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder in whose name that Debenture is registered at the close of business on such Regular Record Date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by Swing-N-Slide based on the market price of Common Stock (as determined in accordance with the Indenture) at the close of business on the day of conversion.

             The Conversion Price will be subject to adjustment in certain events, including: (a) any dividend payable in Common Stock on Common Stock, (b) any issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Indenture) of Common Stock, and (c) any subdivision, combination or reclassification of Common Stock. In the event of any distribution to all holders of Common Stock of capital stock (other than Common Stock) or assets (excluding cash dividends paid out of retained earnings of Swing-N-Slide) or rights or warrants to subscribe or purchase (excluding those referred to in (b) above) (collectively referred to as "Distributions on Common Stock"), then in each such case, each Holder shall receive the Distribution on Common Stock to which such Holder would be entitled if it had converted the Debentures for Common Stock immediately prior to the record date for the purpose of determining stockholders entitled to receive such Distribution on Common Stock.

             Swing-N-Slide reserves the right to make such reductions in the conversion rate, in addition to those required in the Indenture, as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients. No adjustment in the conversion rate shall be required unless the cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

             In the case of any consolidation of Swing-N-Slide with, or merger of Swing-N-Slide into, any other Person (with certain exceptions) or any sale or transfer of all or substantially all of the assets of Swing-N-Slide (whether such assets are held by Swing-N-Slide or its Subsidiaries), the Holder of each Debenture then outstanding shall have the right thereafter, during the period such Debenture shall be convertible, under the Indenture, to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of Swing-N-Slide into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer assuming such holder of Common Stock (i) is not a party to such transaction, and (ii) failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

             If at any time Swing-N-Slide makes a distribution of cash or property to stockholders that would be taxable to such stockholders as a dividend for Federal income tax purposes (for example, distributions of assets or evidences of indebtedness of Swing-N-Slide, but generally not stock dividends or rights to subscribe for Common Stock), and pursuant to the antidilution provisions of the Indenture, the Conversion Price is decreased, such decrease may be deemed to result in taxable dividends to holders of the Debentures. See "Certain Federal Income Tax Considerations
   - Conversion."

   Subordination

             The Debentures are general unsecured obligations of Swing-N-Slide, subordinated in right of payment to all existing and future Senior Indebtedness of Swing-N-Slide. The Senior Indebtedness consists of Swing-N-Slide's guaranty of money borrowed by Newco, Swing-N-Slide's wholly-owned subsidiary, whether outstanding on the date hereof or hereafter, and all renewals, extensions and refundings of such borrowings. As of March 31, 1996, the Newco Indebtedness was approximately $44,191,000. There is no restriction on the incurrence of additional Senior Indebtedness or other indebtedness by the Company, including other indebtedness senior to the Debentures.

             The Indenture will provide that (a) in the event and during the continuation of any default in the payment of principal (or premium, if any) or interest on any Newco Indebtedness beyond any applicable grace period with respect thereto, or in the event that any event of default with respect to any Newco Indebtedness shall have occurred and be continuing permitting the holders of such Newco Indebtedness (or trustee on behalf of the holders thereof) to declare such Newco Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or (b) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment (including any payment which may be payable by reason of the payment of any other indebtedness of Swing-N-Slide being subordinated to the payment of the Debentures) may be made by Swing-N-Slide on account of principal of (or premium, if any) or interest on the Debentures or on account of the purchase or other acquisition of Debentures.

             In the event that, notwithstanding the foregoing, Swing-N-Slide shall make any payment to the Trustee or the Holder of any Debenture prohibited by the foregoing, and if such fact shall then have been made known to the Trustee or, as the case may be, such Holder, then and in such event such payment shall be paid over and delivered forthwith to Swing-N-Slide for the benefit of the holders of Senior Indebtedness.

             Upon any distribution of assets of Swing-N-Slide in the event of
   (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to Swing-N-Slide or to its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of Swing-N-Slide, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of Swing-N-Slide, then the holders of Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness, or provision shall be made for such payment, before Holders of Debentures are entitled to receive any payment on account of principal of (or premium, if any) or interest on the Debentures.

             Notwithstanding any other provision in the Indenture, each Holder shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and interest on Debentures on the date when due (or, in the case of redemption, on the Redemption Date) and to convert Debentures in accordance with the Indenture and to institute suit for the enforcement of any such payment and right to convert.

             As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of Swing-N-Slide or any of its Subsidiaries or a marshalling of assets or liabilities of Swing-N-Slide and its Subsidiaries, Holders of Debentures may receive ratably less than other creditors.

   Redemption at Swing-N-Slide's Option

             The Debentures will be subject to redemption upon not less than 45 nor more than 60 days' notice by mail, at any time, as a whole or in part, at the election of Swing-N-Slide, at a Redemption Price equal to 100% of the principal amount, together with accrued interest to the Redemption Date.

             The Debentures will not be subject to any sinking fund.

             Notice of any redemption will be sent by first-class mail, at least 45 days and not more than 60 days prior to the Redemption Date to each Holder whose Debentures are to be redeemed, at his address appearing in the Security Register. The notice of redemption must state (a) the Redemption Date, (b) the Redemption Price, (c) if less than all the outstanding Debentures are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Debentures to be redeemed, (d) that on the Redemption Date the Redemption Price will become due and payable upon each such Debenture to be redeemed and that interest thereon will cease to accrue on and after said date, (e) the conversion rate, the date on which the right to convert the principal of the Debentures to be redeemed will terminate and the place or places where such Debentures may be surrendered for conversion, and (f) the place or places where such Debentures are to be surrendered for payment of the Redemption Price.

   Repurchase of Debentures Upon Occurrence of Contingent Event

             In the event that a Contingent Event (as defined) occurs, each Holder, at his option, may require Swing-N-Slide to purchase his Debentures, in whole or in part, at the repurchase price ("Repurchase Price") equal to the principal amount of Debentures so purchased plus accrued interest, on the date (the "Repurchase Date") that is 90 days after the mailing of a notice by Swing-N-Slide to Holders that a Contingent Event has occurred. This obligation to repurchase is subject to the restriction that Swing-N-Slide may not repurchase Debentures at any time when the Indenture's subordination provisions would prohibit Swing-N-Slide from making a payment of principal, premium or interest on the Debentures.

             As used herein, "Contingent Event" means any one or more of the following events which shall occur subsequent to the date of issuance of the Debentures:

                  a. Swing-N-Slide shall convey, transfer or lease all or substantially all of its assets (whether held directly or indirectly through Subsidiaries) to any Person (other than a Subsidiary of Swing-N-Slide);

                  b. any Person (other than Swing-N-Slide), including a "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) that includes such Person, shall acquire, directly or indirectly, beneficial ownership, in the aggregate, of (i) 50% or more of the Common Stock, or (ii) securities representing 50% or more of the combined voting power of Swing-N-Slide's voting securities, in either case, outstanding on the date immediately prior to the date of the last such acquisition by such Person; or

                  c. on any day (a "Calculation Date") (i) (A) Swing-N-Slide shall distribute cash, securities or other properties, including cash dividends (other than Common Stock, or rights or warrants to acquire Common Stock or preferred stock substantially equivalent to Common Stock) to holders of Common Stock, whether by means of dividend, reclassification, recapitalization or otherwise, or (B) Swing-N-Slide shall acquire, directly or indirectly, beneficial ownership of Common Stock; and (ii) the sum of the Applicable Percentages (as defined below) of all such distributions and acquisitions which have occurred on the Calculation Date and during the 365-day period immediately preceding the Calculation Date shall exceed 30%.

             As used herein, "Applicable Percentage" means (i) in the case of each distribution referred to in clause (c) above, the percentage determined as of the Calculation Date of each such distribution by dividing the aggregate fair market value (as determined in good faith by the Board of Directors of Swing-N-Slide) of such distribution, by the fair market value (based on the then current market price) of all of the shares of Common Stock outstanding on the day immediately prior to such Calculation Date; and (ii) in the case of each acquisition referred to in clause (c) above, the percentage determined as of the Calculation Date of each such acquisition by dividing all amounts expended by Swing-N-Slide (such amounts, if other than in cash, as determined in good faith by the Board of Directors of Swing-N-Slide) in connection with the acquisition of any shares of Common Stock, by the fair market value (based on the then current market price) of all of the shares of Common Stock outstanding on the day immediately prior to such Calculation Date.

             The term "all or substantially all" is likely to be interpreted by reference to applicable state law at the time applicable, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of Swing-N-Slide has occurred. In addition, no assurances can be given that Swing-N-Slide will be able to acquire the Debentures tendered upon the occurrence of a Contingent Event.

             To the extent applicable and if required by law, Swing-N-Slide will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E, Rule 13e-4 and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations which may then be applicable to any offer by Swing-N-Slide to purchase Debentures at the option of Holders upon a Contingent Event.

             The obligation of Swing-N-Slide to repurchase Debentures as a result of the occurrence of a Contingent Event could create an event of default under the Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Debentures. See "Subordination." Failure of Swing-N-Slide to repurchase the Debentures when required would result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions.

             The right to require Swing-N-Slide to repurchase the Debentures upon the occurrence of certain events could make more difficult, and thereby discourage, attempts to acquire control of Swing-N-Slide. Repurchasing the Debentures might adversely affect Swing-N-Slide's capital structure by causing the replacement of the Debentures by other financing. In addition, such a repurchase would consume cash or borrowing capacity of Swing-N-Slide that otherwise might be employed by a prospective acquiror as a means of financing its acquisition of control.

   Limitation on Merger, Sale or Consolidation

             The Indenture will provide that Swing-N-Slide may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety (whether such properties and assets are held by Swing-N-Slide directly or through its Subsidiaries) to any Person, unless:

                  (1) the Person formed by such consolidation or into which Swing-N-Slide is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Swing-N-Slide substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, all of the obligations of Swing-N-Slide in connection with the Debentures and the Indenture and shall have provided for conversion rights in accordance with the Indenture; and

                  (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

             Upon any consolidation or merger by Swing-N-Slide with or into any other Person or any conveyance, transfer or lease of the properties and assets of Swing-N-Slide substantially as an entirety in accordance with the foregoing, the successor corporation formed by such consolidation or into which Swing-N-Slide is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of Swing-N-Slide under the Indenture with the same effect as if such successor corporation had been named therein as Swing-N-Slide.

   Reports

             Swing-N-Slide shall deliver to the Trustee its annual and quarterly reports, within 15 days after it files such reports with the Commission pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act. In addition, the Indenture will require Swing-N-Slide, each year, to deliver to the Trustee an Officer's Certificate stating that Swing-N-Slide fulfilled all its obligations under the Indenture during such year, or, if there has been a default, describing the default.

   Events of Default and Remedies

             The Indenture will define an Event of Default as (i) default in the payment of any interest upon any Debenture when it becomes due and payable and continuance of such default for a period of 10 days; or (ii) default in the payment of the principal of (or premium, if any, on) any Debenture at its Maturity whether or not such payment is prohibited by the subordination provisions of the Indenture and continuance of such default for a period of 30 days; or (iii) default in the performance, or breach, of any covenant or warranty of Swing-N-Slide in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to Swing-N-Slide by the Trustee or to Swing-N-Slide and the Trustee by holders of at least 10% in principal amount of the outstanding Debentures a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or (iv) certain events of bankruptcy, insolvency or reorganization in respect of Swing-N-Slide. The Indenture provides that if a default occurs thereunder, the Trustee must, within 90 days after the occurrence of such default, give the Holders written notice of the default.

             The Indenture will provide that if an Event of Default occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debentures may declare the principal of all the Debentures to be due and payable immediately, by a notice in writing to Swing-N-Slide (and to the Trustee if given by the Holders). The Holders of no less than a majority in principal amount of the outstanding Debentures generally are authorized to rescind such acceleration if all existing Events of Default, other than the nonpayment of the principal of Debentures which have become due solely by such declaration of acceleration, have been cured or waived.

             Prior to the declaration of acceleration, the Holders of not less than a majority in principal amount of the outstanding Debentures may on behalf of the Holders of all Debentures waive any past default under the Indenture except a default in payment of principal of (or premium, if any) or interest on any Debenture, and certain other defaults described in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. If GreenGrass exchanged its First Series Debentures for Debentures, it would be able to exercise substantial, and often decisive, control over issues involving the Company, the Debentures and the Indenture. See "Risk Factors-- Controlling Interest in the Company and the Indenture."

   Amendments and Supplements

             The Indenture will contain provisions permitting Swing-N-Slide and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than two-thirds in aggregate principal amount of the outstanding Debentures, Swing-N-Slide and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder of outstanding Debentures affected thereby, (i) change the Stated Maturity Date of the principal of, or any installment of interest on, any Debenture, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Debenture or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Debentures, or adversely affect the right to convert any Debenture as provided in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver provided for in the Indenture, or (iii) modify any of the waiver provisions, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debenture affected thereby.

             If GreenGrass exchanged its First Series Debentures for Debentures, it would be able to exercise substantial, and often decisive, control over issues involving the Debentures and the Indenture. See "Risk Factors--Controlling Interest in the Company and the Indenture."

   Certain Definitions

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

        "Debt" of any Person means at any due, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person as lessee under leases which are or may be capitalized under generally accepted accounting principles, (iv) all Debt of others secured by a lien on any asset of such Person, whether or not such Debt is assumed by such Person, or (v) all Debt of others for the payment of which such Person is responsible or liable as obligor, guarantor or otherwise.

        "Newco Indebtedness" means the principal, premium, if any, and unpaid interest on indebtedness for money borrowed by Newco and guaranteed by Swing-N-Slide (at any time and from time to time), whether outstanding on the date hereof or hereafter, and all renewals, extensions and refundings of any such Debt; provided, however, that the following shall not constitute Newco Indebtedness: any Debt which by its terms refers explicitly to the Debentures issued hereunder and states that such Debt shall not be senior in right of payment thereto.

        "Senior Indebtedness" means all Debts, obligations and liabilities of Swing-N-Slide arising under the guarantee by Swing-N-Slide of the Newco Indebtedness, whether such guarantee is outstanding on the date hereof or hereafter, and all renewals, replacements and extensions thereof.

        "Stated Maturity" when used with respect to any Debenture, means October 15, 2004.

        "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Swing-N-Slide or by one or more other Subsidiaries, or by Swing-N-Slide and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                          DESCRIPTION OF CAPITAL STOCK

             Debentures are convertible, under the terms and conditions of the Indenture, into Common Stock (as defined below). See "Description of Debentures." Swing-N-Slide has 31,750,000 authorized shares of capital stock, divided into three classes as follows: 25,000,000 shares, par value $0.01 per share, of common stock (for purposes of this section, "Common Stock"), 1,750,000 shares, par value $0.01 per share, of Class B Common Stock ("Class B Common Stock" and together with the Common Stock, the "common stock"), and 5,000,000 shares, par value $0.01 per share of Preferred Stock. As of May 15, 1996, 9,604,000 shares of Common Stock were issued, of which 3,600,000 shares were held in treasury, and no shares of Class B Common Stock or Preferred Stock were issued. All outstanding shares of Common Stock are fully paid and nonassessable (except as otherwise provided by law).

   Common Stock

             Holders of Common Stock are entitled to one vote per share on all matters which, pursuant to the Delaware General Corporation Law (the "DGCL"), require the approval of Swing-N-Slide's stockholders. Holders of Class B Common Stock have no right to vote on any matters to be voted on by Swing-N-Slide's stockholders. GreenGrass's ownership of 60% of the currently issued and outstanding Common Stock (66% if GreenGrass converted all $5,000,000 in First Series Debentures into Common Stock), along with GreenGrass's potential ownership of at least 60% of the debentures issued under the Indenture, give it effective control over Swing-N-Slide. See "Risk Factors--Controlling Interest in the Company and the Indenture."

             In the event of a liquidation, dissolution or winding up of Swing-N-Slide, holders of common stock are entitled to participate ratably in all distributions to the holders of Common Stock after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock, if any. Holders of common stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. But see "Risk Factors--No Dividends."

             Shares of Common Stock can be converted into shares of Class B Common Stock by "Regulated Stockholders" (defined in the Amended Certificate of Incorporation to mean stockholders who, among other things, are subject to Regulation Y of the Board of Governors of the Federal Reserve System). Currently, there are no Regulated Stockholders. Each holder of Class B Common Stock can convert it into Common Stock under certain circumstances described in the Amended Certificate of Incorporation. Currently, there are no holders of Class B Common Stock.

             The rights, preferences and privileges of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which Swing-N-Slide may designate and issue in the future.

   Preferred Stock

             The Board of Directors of Swing-N-Slide is authorized to provide for the issuance by Swing-N-Slide of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereon, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of any series of Preferred Stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Swing-N-Slide.

             Swing-N-Slide has no present plans to issue any shares of Preferred Stock.

   Section 203 of the Delaware Law

             Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, subject to certain exceptions. A Delaware corporation may "opt out" from the application of
   Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. Swing-N-Slide has "opted out" from the application of Section 203. Swing-N-Slide's election not to be governed by Section 203 will not, however, apply to any business combination between Swing-N-Slide and any person who became an interested stockholder on or prior to June 18, 1992.

   Certain Certificate of Incorporation and Bylaw Provisions

             The Amended and Restated Certificate of Incorporation ("Amended Certificate of Incorporation") of Swing-N-Slide provides that the number of directors of Swing-N-Slide shall consist of not less than one and not more than ten, with the exact number to be determined by a vote of a majority of the Board. There are currently seven members of the Board of Directors. Any vacancies on the Board may be filled for the unexpired portion of the term by a majority vote of the remaining directors.

             Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, except as may be limited by the rights of Preferred Stockholders, a plurality of votes cast thereat shall elect. Except as otherwise provided by law or the Amended Certificate of Incorporation, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto.

             The Amended Certificate of Incorporation prohibits stockholders of Swing-N-Slide from taking action by written consent without a meeting of stockholders. The Amended Certificate of Incorporation provides, with certain exceptions, that meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or the President of Swing-N-Slide, a majority of the Board of Directors, or holders of a majority of the shares of Common Stock. The Amended Certificate of Incorporation and Bylaws further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders of Swing-N-Slide must be given in the manner provided in the Bylaws, and the Bylaws contain detailed notice requirements relating to nominations and other action.

             Swing-N-Slide may change or repeal any provision contained in the Amended Certificate of Incorporation (except as provided below) and any other provision authorized by the laws of the State of Delaware at the time in force may be added (except as provided below) in the manner prescribed by law. Notwithstanding the foregoing, the affirmative vote of the holders of at least a majority of the voting power of the shares of the then outstanding voting stock of Swing-N-Slide, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles FIFTH (Election of Directors), EIGHTH (Indemnification of Directors and Officers), NINTH (limiting liability of Directors for money damages), or TENTH (stockholders meeting requirements).

             GreenGrass's position as majority stockholder and debenture holder will, in most instances, allow it to effectively prevent changes of control of the Company without its consent. See "Risk Factors-- Controlling Interest in the Company and the Indenture" and "Risk Factors-- Certain Anti-Takeover Measures."

             The provisions in the Indenture obligating Swing-N-Slide to repurchase the Debentures (and similar provisions with regard to the First Series Debentures) upon the happening of a Contingent Event could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of Swing-N-Slide. See "Description of Debentures" and "Risk Factors--Certain Anti-Takeover Measures."

   Limitation of Liability

             Swing-N-Slide's Amended Certificate of Incorporation provides that directors of Swing-N-Slide shall not be personally liable to Swing-N-Slide or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Swing-N-Slide or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Transfer Agent and Registrar

             The transfer agent and registrar for Swing-N-Slide is First Chicago Trust Company of New York, P.O. Box 13701, Newark, New Jersey 07188.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

             The following is a general discussion of the material federal income tax consequences relevant to the purchase, ownership and disposition of the Debentures described in this Prospectus and of the Common Stock receivable upon conversion of the Debentures. No ruling or other guidance from the Internal Revenue Service (the "IRS") has been or will be sought with respect to the tax matters discussed herein, and thus there can be no assurance that the IRS will agree with the conclusions set forth below. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice all of which are subject to change, possibly on a retroactive basis.

             This discussion is limited to Holders who hold the Debentures and/or the Common Stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not include all of the income tax consequences which may be relevant to certain types of investors who are subject to special treatment under the Code, including, but not limited to, individual retirement accounts ("IRAs") and other tax-deferred accounts, dealers in securities, life insurance companies, depository institutions, tax exempt organizations and foreign persons, non-resident aliens and foreign corporations. Additionally, this summary does not discuss the effect of any applicable foreign, state or local taxes or estate and gift taxes upon the acquisition, ownership or disposition of the Debentures or Common Stock.

             Purchasers of the Debentures should consult their own tax advisors with respect to the consequences of acquiring, holding or disposing of the Debentures, including the applicability of any state, local or foreign tax laws.

   Interest on Debentures

             The semi-annual interest paid on the Debentures, whether in cash, additional debentures or other property, will be taxable to a Holder as ordinary income in accordance with the Holder's method of tax accounting at the time that such interest is accrued or either actually or constructively received.

   Market Discount

             Subsequent purchasers of the Debentures, if any, may be subject to the market discount provisions of the Code. Market discount is defined as the excess, if any, of a debt instrument's stated redemption price at maturity over its tax basis in the hands of the acquiror immediately after the acquisition. Market discount will not be considered to exist, however, if at the time of acquisition, such excess is less than 1/4 of 1% of the obligation's stated redemption price at maturity multiplied by the number of complete years remaining to maturity. When a subsequent purchaser disposes of a Debenture, acquired at a market discount, the lesser of (i) the total recognizable gain, or (ii) the accrued market discount, will be taxable to him as ordinary income (and will be treated as interest). Market discount is accrued on a ratable basis unless the Holder elects to compute the accrued market discount based upon an economic yield to maturity. If principal on a debt instrument is paid in more than one installment, the Holder may be required to include accrued market discount in income with respect to each principal payment in advance of the time otherwise required. This requirement could apply to persons who acquire Debentures at a market discount if such Debentures are redeemed in part prior to maturity.

             A person who acquires a Debenture at a market discount is generally required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained by him to purchase or carry the Debenture. The amount required to be deferred is calculated on an annual basis and is equal to the excess of the interest on the indebtedness incurred or maintained to carry the Debenture over the amount of interest includable in income by the Holder with respect to the Debenture. Any interest expense so deferred is allowed as a deduction, subject to the general rules regarding the deductibility of interest, in the year the Holder disposes of the Debenture in a taxable transaction.

             As an alternative to the treatment of Debentures acquired at a market discount described above (requiring interest income to be recognized at the time of disposition or redemption), a Holder may elect to include market discount in income as such discount accrued, in which event the above-described rules regarding recognition of ordinary income upon a disposition and deferral of interest expense would be applicable.

   Amortizable Bond Premium

             If a purchaser of the Debentures acquires them subsequent to their original issuance for an amount in excess of the amount payable at maturity, except to the extent that such excess is attributable to the conversion feature of the Debentures, the purchaser may elect to deduct the excess over the remaining term of the Debentures as "amortizable bond premium." Such Holder's tax basis in the Debentures will be reduced by the amount of such deductions. In the case of an obligation, such as the Debentures, that may be called at a premium prior to maturity, the earliest call date is treated as its maturity date and the amount of amortizable bond premium is determined by treating the amount payable on such call date as the amount payable at maturity if such a calculation produces a lesser amount of amortizable bond premium than the method described above. If the Debentures are not redeemed on such call date, for purposes of computing any remaining amortizable bond premium, they will be treated as reissued on such date at the amount that would have been payable had they been called.

             Currently, in the absence of any temporary or final Treasury Regulations, any amortizable bond premium with respect to the Debentures, including any remaining unamortized bond premium existing at the time of redemption, must be treated as an offset to interest received on the Debentures, rather than as an interest or loss deduction.

   Conversion

             A Holder will not recognize gain or loss on the conversion of the Debentures into Common Stock, except with respect to any cash received in lieu of a fractional share. A Holder who receives cash in lieu of a fractional share will be treated as if he had received the fractional share and Swing-N-Slide simultaneously redeemed the fractional share for the cash payment. Gain or loss recognized on the receipt of cash paid in lieu of such a fractional share generally will be equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share treated as having been redeemed. The holding period of the Common Stock received by the Holder upon conversion of a Debenture will include the period during which the Debenture was held prior to conversion. The Holder's aggregate tax basis in the Common Stock received upon conversion of a Debenture will equal the Holder's aggregate tax basis in the Debentures exchanged therefor (less the allocable portion of the basis attributable to any fractional share exchanged for cash).

             If a Debenture as to which there is accrued market discount not yet recognized in taxable income (see "--Market Discount" above) is converted into Common Stock, such unrecognized accrued discount should carry over to the Common Stock and any gain realized upon the subsequent disposition of such Common Stock will, to the extent of such unrecognized accrued market discount, be taxable as ordinary income.

             A taxable distribution to Holders of the Common Stock which results in an adjustment of the conversion price of the Debentures may, in certain circumstances, be treated as a deemed distribution to the Holders. In certain other circumstances, the absence of such an adjustment may result in a deemed distribution to the Holders of Common Stock. Such deemed distributions will be taxable as a dividend, as a return of capital, or as a capital gain, depending upon the earnings and profits of the Company. See the discussion below in the second paragraph under "-- Dividends on Common Stock."

   Disposition of Debentures or Common Stock

             In general, the Holder of a Debenture (or the Common Stock into which it was converted) will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Debentures or Common Stock which is equal to the difference between the amount realized (except to the extent attributable to the payment of accrued interest or to accrued market discount not previously included in income - see "-- Market Discount" above) and the Holder's tax basis in the Debenture or Common Stock. In certain circumstances, however, a redemption of Common Stock may be treated as a Dividend and taxed in the manner discussed below under "--Dividends on Common Stock." A Holder's tax basis is generally the cost of the Debenture increased by the amount of any accrued market discount previously taken into income and decreased by any premium which has been amortized. To determine the basis in the Common Stock into which the Debentures have been converted, see "--Conversion" (above) and "-- Dividends on Common Stock" (below). The gain or loss on such disposition of the Debenture or the Common Stock, in excess of any market discount not previously included in the determination of taxable income, will be long-term capital gain or loss if the holding period of the Debentures or Common Stock is more than one year at the time of such disposition.

   Dividends on Common Stock

             Distributions paid to Holders of Common Stock will constitute dividends for federal income tax purposes to the extent of the Company's current and accumulated earnings and profits, as determined under the Code. Such dividends will be taxable to the Holder under rules generally applicable to distributions received from United States corporations. Holders that are United States corporations which receive distributions made from the Company's current and accumulated earnings and profits, which satisfy certain holding period and taxable income requirements and which have not incurred indebtedness to carry the Common Stock, may be eligible for a 70% dividends-received deduction.

             In the event that a Holder receives a distribution on Common Stock which otherwise constitutes a dividend under the Code, but the distribution exceeds the current and accumulated profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Holder's basis in the Common Stock. Any distribution in excess of the Holder's basis in the Common Stock will be treated as a capital gain.

   Information Reporting and Backup Withholding

             For federal income tax purposes, a Holder of the Debentures or Common Stock will be subject to "backup withholding" at the rate of 31% with respect to interest, dividends or distributions paid with respect to, and gross proceeds from a sale of, the Debentures or Common Stock, unless such Holder (i) is a corporation, or otherwise exempt from backup withholding and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is allowed as a credit against a Holder's federal income tax, upon his furnishing the required information. A Holder who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS. The company will report to Holders and the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments to Holders of the Debentures or Common Stock.

             Holders should consult their tax advisors regarding the application of information and backup withholding in their particular situation, the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

             THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY. EACH INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM, INCLUDING THE SPECIFIC TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL FOREIGN AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK.

                                  LEGAL MATTERS

             The validity of the Debentures and Common Stock registered hereunder will be passed upon for Swing-N-Slide by Foley & Lardner, Madison and Milwaukee, Wisconsin.

                                     EXPERTS

             The consolidated financial statements and related consolidated financial statement schedules of Swing-N-Slide Corp. appearing in Swing-N-Slide Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



             No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                Table of Contents

                                                                          Page

   Available Information . . . . . . . . . . . . . . . . . . . . . . . . .  3

   Incorporation of Certain Documents by Reference . . . . . . . . . . . .  3

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . .  5

   Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . .  7

   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

   Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

   Background of Offering  . . . . . . . . . . . . . . . . . . . . . . . . 21

   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . 24

   Description of Debentures . . . . . . . . . . . . . . . . . . . . . . . 28

   Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . 39

   Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . 43

   Legal Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47

   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14.  Other Expenses of Issuance and Distribution

             The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

             Securities and Exchange Commission
             registration fee  . . . . . . . . . . . . . . . . . .  $1,485.08

             Listing fee . . . . . . . . . . . . . . . . . . . . .  $3,000.00

             Legal fees and expenses . . . . . . . . . . . . . . . $30,000.00

             Accounting fees and expenses  . . . . . . . . . . . .  $5,000.00

             Printing fees . . . . . . . . . . . . . . . . . . . . $20,000.00

             Blue Sky qualification fees and expenses  . . . . . .  $1,000.00

             Miscellaneous . . . . . . . . . . . . . . . . . . . . $16,514.92

                  TOTAL  . . . . . . . . . . . . . . . . . . . . . $77,000.00

   Item 15.  Indemnification of Directors and Officers

             Set forth below is a description of certain provisions of Swing-N-Slide's Amended Certificate of Incorporation and Bylaws and the DGCL, as such provisions relate to the indemnification of the directors and officers of Swing-N-Slide. This description is intended only as a summary and is qualified in its entirety by reference to the Amended Certificate of Incorporation, Bylaws, and the DGCL.

             Swing-N-Slide's Amended Certificate of Incorporation provides that Swing-N-Slide shall, to the full extent permitted by the DGCL, as amended from time to time, indemnify its directors, officers and certain other persons (subject to certain conditions and qualifications) and eliminates the personal liability of its directors to the full extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.

             Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are reasonably entitled to indemnification for such expenses despite such adjudication of liability.

             Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any act or omission occurring prior to the date which such provision becomes effective.

             Swing-N-Slide maintains insurance on behalf of its officers and directors which, subject to certain exceptions, covers liabilities under the Securities Act of 1933.

             Under the Transaction Agreement, Swing-N-Slide is required to indemnify and provide insurance to the officers and directors of Swing-N-Slide and Newco, and to certain other persons ("Indemnified Persons"). These obligations require, among other things, that: (a) for three years and sixty days after the date on which shares of Common Stock were purchased in the Tender Offer ("Purchase Date"), Swing-N-Slide must (subject to certain terms, conditions and qualifications) provide officers' and directors' liability insurance covering each present and former director or officer of Swing-N-Slide or Newco, and fiduciary liability insurance covering each present and former Fiduciary (as defined in the Transaction Agreement), with respect to events, actions and omissions occurring on or prior to the Purchase Date, including any which relate to the transactions contemplated by the Transaction Agreement; (b) for not less than six years after the date on which the Tender Offer expired, Swing-N-Slide's Certificate of Incorporation and Bylaws shall provide indemnification to the Indemnified Persons on terms no less favorable to the Indemnified Persons than those contained in Swing-N-Slide's Amended Certificate of Incorporation and Bylaws, and Newco's Articles of Incorporation and Bylaws, as in effect on January 4, 1996; and
   (c) proper provision be made so that Swing-N-Slide's successors, assigns and transferees of all or substantially all Swing-N-Slide's assets assume the indemnification and insurance obligations set forth in the Transaction Agreement (without relieving Swing-N-Slide of its obligations thereunder).


   Item 16.  Exhibits

   Exhibit Number                               Description

      2.(1) Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide*

      2.(2) Amendment No. 1 to Transaction Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide*

      2.(3) Registration Rights Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide*

      2.(4) Amendment No. 1 to Registration Rights Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide*

      2.(5) Stipulation and Order dated February 13, 1996 relating to Barbieri v. Swing-N-Slide Corp., et al., Court of Chancery of the State of Delaware, New Castle County, Civil Action No. 14239

      4.(i)(1) Form of Indenture dated between Swing-N-Slide and Firstar Trust Company relating to 10% Convertible Subordinated Debentures due 2004 in the original principal amount of $3,333,333

      4.(i)(2)         Form of Debenture

      4.(i)(3) Amended and Restated Certificate of Incorporation of Swing-N-Slide**

      5.(i)            Opinion of Foley & Lardner+

      10.(i)(1)        10% Convertible Subordinated Debenture due 2004, dated
                       February 16, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide to GreenGrass
                       Holdings

      10.(i)(2)        10% Convertible Subordinated Debenture due 2004, dated
                       April 25, 1996, in the original principal amount of $700,000 issued by Swing-N-Slide to GreenGrass
                       Holdings

      10.(i)(3)        Credit Agreement dated January 19, 1996 between The
                       First National Bank of Chicago (as agent for various lenders) and Newco

      10.(i)(4)        Consent No. 1 to Credit Agreement dated February 14,
                       1996 between The First National Bank of Chicago (as agent for various lenders) and Newco

      10.(i)(5)        Amendment No. 2 to Credit Agreement dated March 31,
                       1996 between The First National Bank of Chicago (as agent for various lenders) and Newco

      10.(ii)(A)(1)    Amended and Restated Transitional Compensation
                       Agreement dated February 9, 1995 between Swing-N-Slide and Richard Mueller*

      10.(ii)(A)(2)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and Joseph
                       Beebe

      10.(ii)(A)(3)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and James
                       Rastetter $

      10.(ii)(A)(4)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and Curtis
                       Cole $

      10.(ii)(A)(5)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and Richard
                       Ruegger $

      10.(ii)(A)(6)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and David
                       Hammelman $

      10.(ii)(A)(7)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and Brian
                       Zeilinger $

      10.(ii)(A)(7)    Severance and Change of Control Agreement dated
                       February 15, 1996 between Swing-N-Slide and Kenneth
                       Jonas $

      10.(iii)(A)(1)   Swing-N-Slide Corp. 1996 Incentive Stock Plan

      10.(iii)(A)(2)   Swing-N-Slide Corp. Stock Program**

      12.              Statement re Computation of Ratios

      13.              Annual Report of Swing-N-Slide for the year ended
                       December 31, 1995

      15.              Letter of Ernst & Young LLP+

      19. Quarterly Report of Swing-N-Slide for the quarter ended March 31, 1996***

      23.(i)(1)        Consent of Ernst & Young LLP

      23.(i)(2)        Consent of Foley & Lardner (to be included in Exhibit
                       5)+

      24.              Powers of Attorney+

      25.              Statement of Eligibility of Firstar Trust Company+

      27.              Financial Data Schedule

   _________________________

       * Incorporated by reference to Swing-N-Slide's Schedule 14D-9 (File No. 0-20450).

      ** Incorporated by reference to Swing-N-Slide's Registration Statement on Form S-8 (Registration No. 33-48735).

     *** Incorporated by reference to Swing-N-Slide's Quarterly Report on Form 10-Q (File No. 0-20450)

       $ Substantially identical in all material respects with the form of Severance and Change of Control Agreement attached as an
             Exhibit 10(ii)(A)(2) except as to the parties thereto.

       +     To be filed by amendment.



   Item 17.  Undertakings

             The undersigned registrant hereby undertakes:

             The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1993, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certificates that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Janesville, State of Wisconsin.

                                 SWING-N-SLIDE CORP.



                                 By:  /s/ Richard G. Mueller
                                      Richard G. Mueller, Chairman, President
                                      and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                                 /s/ Richard G. Mueller
                                 Richard G. Mueller, Chairman of the Board of
                                 Directors, President and Chief Executive
                                 Officer



                                 /s/ Richard E. Ruegger
                                 Richard E. Ruegger, Vice President-Finance,
                                 Chief Financial Officer, Secretary and
                                 Treasurer (Principal Financial and
                                 Accounting Officer)



                                 /s/ Thomas R. Baer
                                 Thomas R. Baer, Director



                                 /s/ David S. Evans
                                 David S. Evans, Director



                                 /s/ George N. Herrera
                                 George N. Herrera, Director




                                 /s/ Timothy R. Kelleher
                                 Timothy R. Kelleher, Director



                                 /s/ Terence S. Malone
                                 Terence S. Malone, Director



                                 /s/ Carolin L. Williams
                                 Caroline L. Williams, Director

                                  EXHIBIT INDEX

                                                                   Sequential
   Exhibit                                                            Page
   Number                   Description                              Number

    2.(1)            Transaction Agreement dated January 4,
                     1996 between GreenGrass Holdings and
                     Swing-N-Slide*

    2.(2)            Amendment No. 1 to Transaction
                     Agreement dated February 12, 1996
                     between GreenGrass Holdings and Swing-
                     N-Slide*

    2.(3)            Registration Rights Agreement dated
                     January 4, 1996 between GreenGrass
                     Holdings and Swing-N-Slide*

    2.(4)            Amendment No. 1 to Registration Rights
                     Agreement dated February 12, 1996
                     between GreenGrass Holdings and Swing-
                     N-Slide*

    2.(5)            Stipulation and Order dated February
                     13, 1996 relating to Barbieri v.
                     Swing-N-Slide Corp., et al., Court of
                     Chancery of the State of Delaware, New
                     Castle County, Civil Action No. 14239

    4.(i)(1)         Form of Indenture dated between Swing-
                     N-Slide and Firstar Trust Company
                     relating to 10% Convertible
                     Subordinated Debentures due 2004 in
                     the original principal amount of
                     $3,333,333

    4.(i)(2)         Form of Debenture

    4.(i)(3)         Amended and Restated Certificate of
                     Incorporation of Swing-N-Slide**

    5.(i)            Opinion of Foley & Lardner+

   10.(i)(1)         10% Convertible Subordinated Debenture
                     due 2004, dated February 16, 1996, in
                     the original principal amount of
                     $4,300,000 issued by Swing-N-Slide to
                     GreenGrass Holdings

   10.(i)(2)         10% Convertible Subordinated Debenture
                     due 2004, dated April 25, 1996, in the
                     original principal amount of $700,000
                     issued by Swing-N-Slide to GreenGrass
                     Holdings

   10.(i)(3)         Credit Agreement dated January 19,
                     1996 between The First National Bank
                     of Chicago (as agent for various
                     lenders) and Newco

   10.(i)(4)         Consent No. 1 to Credit Agreement
                     dated February 14, 1996 between The
                     First National Bank of Chicago (as
                     agent for various lenders) and Newco

   10.(i)(5)         Amendment No. 2 to Credit Agreement
                     dated March 31, 1996 between The First
                     National Bank of Chicago (as agent for
                     various lenders) and Newco

   10.(ii)(A)(1)     Amended and Restated Transitional
                     Compensation Agreement dated February
                     9, 1995 between Swing-N-Slide and
                     Richard Mueller*

   10.(ii)(A)(2)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and Joseph Beebe

   10.(ii)(A)(3)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and James
                     Rastetter $

   10.(ii)(A)(4)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and Curtis Cole $

   10.(ii)(A)(5)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and Richard
                     Ruegger $

   10.(ii)(A)(6)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and David
                     Hammelman $

   10.(ii)(A)(7)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and Brian
                     Zeilinger $

   10.(ii)(A)(7)     Severance and Change of Control
                     Agreement dated February 15, 1996
                     between Swing-N-Slide and Kenneth
                     Jonas $

   10.(iii)(A)(1)    Swing-N-Slide Corp. 1996 Incentive
                     Stock Plan

   10.(iii)(A)(2)    Swing-N-Slide Corp. Stock Program**

   12.               Statement re Computation of Ratios

   13.               Annual Report of Swing-N-Slide for the
                     year ended December 31, 1995

   15.               Letter of Ernst & Young LLP+

   19.               Quarterly Report of Swing-N-Slide for
                     the quarter ended March 31, 1996***

   23.(i)(1)         Consent of Ernst & Young LLP

   23.(i)(2)         Consent of Foley & Lardner (to be
                     included in Exhibit 5)+

   24.               Powers of Attorney+

   25.               Statement of Eligibility of Firstar
                     Trust Company+

   27.               Financial Data Schedule

   _________________________

       * Incorporated by reference to Swing-N-Slide's Schedule 14D-9 (File No. 0-20450).

      ** Incorporated by reference to Swing-N-Slide's Registration Statement on Form S-8 (Registration No. 33-48735).

     *** Incorporated by reference to Swing-N-Slide's Quarterly Report on Form 10-Q (File No. 0-20450)

       $ Substantially identical in all material respects with the form of Severance and Change of Control Agreement attached as an Exhibit 10(ii)(A)(2) except as to the parties thereto.

       +  To be filed by amendment.